

April 26, 2011

<u>Via Facsimile</u>
Ms. Pamela Thompson
Chief Financial Officer
Consolidation Services, Inc.
2300 W. Sahara Avenue, Suite 800
Las Vegas, NV   89102

> **Re:** **Consolidation Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-Q for the Quarter Ended June 30, 2010**
> **Filed August 16, 2010**
> **File No. 333-142105**

Dear Ms. Thompson:

We have reviewed your response letter dated April 12, 2011 and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended June 30, 2010

Note 8 – Acquisitions, page 13

1.   We note your response to comment one of our letter dated February 23, 2011. Please address your request to substitute statements of revenues and expenses for financial statements required pursuant to Rule 3-05 of Regulation S-X to the Office of the Chief Accountant for the Division of Corporation Finance. For additional guidance please refer to the SEC website at **http://www.sec.gov/divisions/corpfin/cfconcise.shtml#email**. Your request should include an overview of the nature of the company's business and detailed information regarding the specific facts and circumstances giving rise to your request.

2.   We note you have reevaluated your valuation of the assets acquired which has resulted in a substantial change to the purchase price allocation from the amounts originally reported beyond the one year measurement period from the date of acquisition on April 1, 2010. In this regard, it is not apparent from your disclosure in your Forms 10-Q for the periods ended June 30, 2010 and September 30, 2010 that the purchase price allocation was still preliminary and subject to change. See FASB ASC 805-10-25-14 and 805-10-50-6. Further, we note the purchase price disclosed beginning with your Form 8-K filed April 7, 2010 has ranged from $7,421,910 to $23,913,231 and is now $15,267,205 based on a revised method for determining the fair value of the securities issued. Please tell us what consideration was given to amending your prior periodic reports to provide disclosure of your revisions in the purchase price, purchase price allocation, recognition of goodwill and impairment as well as the change in method for determining fair value of the equity interests issued.

        You may contact Donna Di Silvio, Staff Accountant at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters.

                                                Sincerely,

                                                /s/ Andrew Mew

                                                Andrew Mew
                                                Accounting Branch Chief